United States
Securities and Exchange Commission
Washington, D.C. 20549
Amendment No. 1
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F X   Form 40-F
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes        No X
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes        No X
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes        No X
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

Signature Page

CVRD comments on Inco Board’s decision to
recommend its Offer and announces extension
Rio de Janeiro, September 25, 2006 — Companhia Vale do Rio Doce (CVRD) has reviewed the press release issued by Inco Limited (Inco) on September 24, 2006. CVRD is pleased that the Inco board of directors has recommended that Inco shareholders tender their common shares to CVRD’s offer to purchase all of the outstanding common shares of Inco at a price of C$86.00 in cash per share (the Offer). Notwithstading Inco’s management support, CVRD has yet to obtain several regulatory clearances in Canada and Europe before the conclusion of the offering process.
CVRD also announces that it intends to extend the expiry date of the Offer from 8:00 p.m. (Toronto time) on Thursday, September 28, 2006 to 8:00 p.m. (Toronto time) on Monday, October 16, 2006. This extension is intended to provide additional time to obtain a net benefit ruling under the Investment Canada Act and also to allow for expiry of the Phase I period under the EC Merger Regulation.
CVRD has been advised by the Investment Review Division of Industry Canada that the Minister of Industry (the Minister) will exercise his right to extend the review period under the Investment Canada Act for a further 30 days, although the Minister may issue a ruling at any time during the review period.
All other terms and conditions of the CVRD offer will remain unchanged.
CVRD will mail a formal notice of variation and extension to Inco securityholders as soon as practicable. The notice of variation and extension will also be available on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov.
In accordance with Rule 14e-1(d) under the Securities Exchange Act of 1934, CVRD is disclosing that, as of the close of business on Friday, September 22, 2006 (six days before the original expiration date of the offer), the approximate number of Inco common shares tendered into the offer was 2.7 million.
IMPORTANT INFORMATION
This press release may be deemed to be solicitation material in respect of CVRD’s proposed tender offer for the shares of Inco. On August 14, CVRD filed a tender offer statement on Schedule TO (containing an offer to purchase and a takeover bid circular) with the United States Securities and Exchange Commission (“SEC”). CVRD, if required, will file other documents regarding the proposed tender offer with the SEC.
INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TAKEOVER BID CIRCULAR, THE SCHEDULE TO AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER FOR COMMON SHARES OF INCO. These documents will be available without charge on the SEC’s website at            www.sec.gov . Free copies of the documents can also be obtained by directing a request to Kingsdale Shareholder Services Inc., The Exchange Tower, 130 King Street West, Suite 2950, P.O.Box 361, Toronto, Ontario, M5X 1E2, by telephone to 1-866-381-4105 (North American Toll Free) or 416-867-2272 (Overseas), or by email to: contactus@kingsdaleshareholder.com.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br +55-21-3814-4353
Theo Penedo: theo.penedo@cvrd.com.br +55-21-3814-4557
Virgínia Monteiro: virginia.monteiro@cvrd.com.br +55-21-3814-4128
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: September 25, 2006	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations